UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-3381

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Pep Boys Savings Plan- Puerto Rico

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Pep Boys - Manny, Moe & Jack
3111 W. Allegheny Avenue
Philadelphia,  PA  19132

Registrant’s telephone number, including area code:

(215) 430-9000

Notices and communications from the Securities and Exchange
Commission relating to this Report should be forwarded to:

Bernard K. McElroy
Vice President - Chief Accounting Officer & Treasurer
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA  19132

THE PEP BOYS SAVINGS PLAN — PUERTO RICO

TABLE OF CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits, December 31, 2005 and 2004	4
Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2005 and 2004	5
Notes to Financial Statements	6 - 10

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2005	11

SIGNATURES	12

EXHIBIT INDEX	13

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee
The Pep Boys Savings Plan - Puerto Rico
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of The Pep Boys Savings Plan - Puerto Rico as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 28, 2006

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
PARTICIPANT-DIRECTED INVESTMENTS:
RVST Stable Capital Fund II	$445,201	$335,608
RVST Equity Index Fund II	260,220	334,373
Pep Boys Stock Fund - Puerto Rico	1,090,608	1,300,708
Fidelity Freedom 2010 Fund	168,317	152,096
Fidelity Freedom 2020 Fund	280	—
Fidelity Freedom 2030 Fund	281	—
Fidelity Freedom 2040 Fund	919	181
PIMCO Total Return Fund (Institutional Class)	31,045	26,690
RVS Small Company Index Fund (Class Y)	63,860	51,727
Templeton Foreign Fund (Class A)	140,214	48,190
Loans to participants	368,437	378,991
Total participant-directed investments	2,569,382	2,628,564

CONTRIBUTIONS RECEIVABLE:
Participant contributions	22,591	6,460
Employer contribution	3,486	1,833
Total contributions receivable	26,077	8,293

CASH	—	14,452
ACCRUED DIVIDENDS	3,432	—

Total Assets	2,598,891	2,651,309

LIABILITIES
Due to broker for securities purchased	3,432	—

NET ASSETS AVAILABLE FOR BENEFITS	$2,595,459	$2,651,309

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN- PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Dividend and interest income	$40,096	$32,016
Interest on loans	17,342	17,057
Total investment income	57,438	49,073
Contributions:
Participants	218,532	224,821
Employer	86,823	93,989
Total contributions	305,355	318,810
Total Additions	362,793	367,883

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Net realized and unrealized loss in fair value of investments	(130,987)	(408,502)
Distributions paid to participants	(286,868)	(261,425)
Administrative expenses	(788)	(1,300)
Total Deductions	(418,643)	(671,227)

NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS	(55,850)	(303,344)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,651,309	2,954,653
End of year	$2,595,459	$2,651,309

See notes to financial statements.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN

The information in these notes The Pep Boys Savings Plan - Puerto Rico (the “Plan”) is provided for general purposes only. Participants should refer to the Plan document for a more complete description of the Plan provisions.

General

The Plan was established on April 1, 1995. The Plan provides a vehicle for participating employees of Pep Boys - Manny, Moe & Jack of Puerto Rico, Inc. (the “Company”) to increase savings. The Plan is a defined contribution plan structured to comply with the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation

All employees the Company who have attained the age of 21, are a bona fide resident of Puerto Rico and completed one year of service as defined by the Plan, other than those employees whose terms and conditions of employment are determined by a collective bargaining agreement unless such collective bargaining agreement provides to the contrary, may join the Plan any time on or after the start of the quarter, which immediately follows the employee’s anniversary date. These quarter dates are January 1, April 1, July 1, or October 1.

Funding

Contributions to the Plan are made by participants and the Company. Participant’s contributions, made through salary deduction, may be any whole percentage from 1% to 10% of their compensation as defined by the Plan. The Company contributes the lesser of 50% of the first 6% of the participant’s pre-tax contributions or a maximum 3% of the participant’s compensation. The Company’s matching contributions are invested in the same fund(s) and in the same proportion chosen by the participants for their contributions.

Participant contributions to the Plan, up to 10% of their compensation with a maximum limit of $8,000 in 2005 and 2004, are not subject to income tax until their withdrawal from the Plan. Additionally, participants are not subject to tax on the Company’s contributions to the Plan, appreciation in Plan assets or income earned thereon until withdrawn from the Plan.

Benefit Payments

Lump sum distributions from the Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and withdrawals are processed on a daily basis.

Forfeitures

Forfeitures of employer contributions (due to participants’ termination prior to full vesting) are used to reduce the Plan’s future matching contributions. Forfeitures aggregated approximately $6,000 and $8,000 during 2005 and 2004, respectively. Unused forfeitures aggregated approximately $15,000 and $8,000 at December 31, 2005 and 2004, respectively.

Rollovers

Participants may at any time elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan. Participants do not have to satisfy the eligibility requirements to make a rollover.

Vesting

Participant’s contributions are fully vested when made. The Company’s contribution for a particular year becomes vested if the participant is actively employed on December 31 of that year or if the participant’s employment terminated due to death, disability or retirement prior to December 31.

Loan Provisions

Loans are made available to all Plan participants whose account value is $1,000 or more. Participants may borrow up to 50% of their account balance subject to a minimum of $500 and a maximum of $50,000. The $50,000 maximum may be reduced if the participant has another loan within one year of the date that such participant takes out the loan. The maximum duration of a loan is five years unless the loan is used to purchase a primary residence. In such a case, the loan term is permitted for up to 30 years. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans. Participants may have up to two loans at one time and prepay loans in full at any time.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

In the event of termination of the Plan, the interest of the participants or their beneficiaries will remain fully vested and not be subject to forfeiture in whole or in part and distributions shall be made to them in cash and/or stock as applicable.

Income Tax Status

The Puerto Rico Department of Treasury has issued a determination letter (December 22, 1998) indicating that the Plan meets the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, (the “Code”). Accordingly, the Plan’s related trust is exempt from taxation under Section 1165(a) of the Code. While the Plan has been amended since receiving the determination letter, the Administrative Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Administration

All costs associated with administering the Plan are borne by the Company, except the loan administration fees. The Plan is administered by an Administrative Committee of three employees of the Company. At December 31, 2005, the members of the Administrative Committee and their positions with the Company were:

Bernard K. McElroy	Vice President - Chief Accounting Officer & Treasurer

Harry F. Yanowitz	Senior Vice President - Chief Financial Officer

Terrance A. Winslow	Vice President - Human Resources

At December 31, 2005, the Plan trustee was:

Oriental Bank & Trust

Under the provisions of ERISA, all of the above are “parties-in-interest.”

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting for financial  statement purposes in accordance with accounting principles generally accepted in the United States of America. The prior year realized and unrealized gains and losses in the fair value of the mutual funds and the Pep Boys stock fund have been aggregated on the statement of changes in net assets to conform to the current year presentation (see Note 3).

Distributions to Participants

Distributions requested by participants are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

Risks and Uncertainties

The Plan provides for investment options in mutual funds and common stock of The Pep Boys - Manny, Moe, & Jack (the “Parent”). Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The loan fund is stated at cost plus accrued interest. Investments in all other funds are stated at fair value. Fair value represents the closing prices for those securities having readily available market quotations, and fair value as determined by the Plan trustee with respect to other securities.

Securities and investment transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned and are not separately reflected. Therefore, management fees and operating expenses are reflected as a reduction of investment return on such investments.

3. INVESTMENTS

Participant contributions - Each participant, via the Internet or through an interactive voice response system, may direct that his/her contributions be invested in one or more of the following investment programs in increments of 1%.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Pep Boys Stock Fund	$(161,639)	$(461,991)
Mutual Funds	30,652	53,489
	$(130,987)	$(408,502)

The prospectuses for these investment programs describe the funds as follows:

RVST STABLE CAPITAL FUND II

The Riversource Trust Stable Capital Fund II (f/k/a AET Stable Capital Fund II) is designed to provide the lowest risk of all seven investment funds. This fund’s goal is to preserve principal and income while maximizing current income. To meet this goal, the fund invests primarily in stable value contracts, as well as short-term investments and the Riversource Trust Stable Capital Fund I (f/k/a American Express Trust Stable Capital Fund I), a stable value pooled fund.

RVST EQUITY INDEX FUND II

The Riversource Trust Equity Index Fund II (f/k/a AET Equity Index Fund II) seeks to achieve a rate of return as close as possible to the return of the Standard & Poor’s 500 Stock Index (S&P 500). To mirror this return, the fund invests primarily in some or all of the securities that make up the S&P 500. Because the S&P 500 contains many large, well-established companies, representing most major industries, this type of fund is less volatile than a growth fund like the RVS Small Company Index Fund or Templeton Foreign Fund.

PEP BOYS STOCK FUND - PUERTO RICO

The Pep Boys Stock Fund - Puerto Rico is invested primarily in The Pep Boys-Manny, Moe & Jack Common Stock and a small amount of short-term investments. This fund gives the participant the opportunity to acquire an ownership interest in the Company. The value of the amounts invested in this fund will depend on the price of the stock at any given time and will tend to be more volatile. At December 31, 2005 and 2004, the Pep Boys Stock Fund - Puerto Rico held 72,010 shares (total value of $1,072,229 at $14.89 per share) and 74,538 shares (total value of $1,272,364 at $17.07 per share), respectively, of The Pep Boys - Manny, Moe & Jack common stock.

FIDELITY FREEDOM 2010 FUND

Fidelity Freedom 2010 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2020,2030 and 2040.

FIDELITY FREEDOM 2020 FUND

Fidelity Freedom 2020 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2030 and 2040 and more aggressive than the Freedom 2010.

FIDELITY FREEDOM 2030 FUND

Fidelity Freedom 2030 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is less aggressive than the Freedom 2040 and more aggressive than the Freedom 2010 and 2020.

FIDELITY FREEDOM 2040 FUND

Fidelity Freedom 2040 Fund invests in a combination of Fidelity equity, fixed-income, and money market funds (underlying Fidelity funds) and allocates its assets among these funds according to an asset allocation strategy that becomes more conservative over time. This fund is more aggressive than the Freedom 2010, 2020 and 2030.

PIMCO TOTAL RETURN FUND (Institutional Class)

PIMCO Total Return Fund is a portfolio of intermediate maturity bonds, typically with a majority in treasury and mortgage-backed bonds. The PIMCO Total Return Fund is of relatively low risk when compared to the other investment funds offered by the Plan.

RVS SMALL COMPANY INDEX FUND (Class Y)

The Riversource Small Company Index Fund (f/k/a AXP Small Company Index Fund) attempts to mirror the return of the Standard & Poor’s Small Capitalization Stock Index (S&P SmallCap 600). To achieve this, the fund invests primarily in some or all of the securities that make up the S&P SmallCap 600. Because this fund invests in stocks of small companies, it is generally one of the most volatile of the Plan’s funds. At the same time, the potential for growth over the long term is one of the highest.

TEMPLETON FOREIGN FUND (Class A)

The Templeton Foreign Fund seeks long-term capital growth. To achieve this goal, the fund invests primarily in stocks and debt obligations of companies and governments outside the United States. Because this fund invests in foreign companies, it is one of the most volatile of the Plan’s funds. However, it should normally have higher returns over longer periods of time.

LOAN FUND

The Loan Fund is the cumulative balance of all employee loans outstanding. This fund is not a fund available to participants for investing purposes, but instead is a result of a participant utilizing the loan provision previously defined in an earlier section. The interest rate is commensurate with current fixed rates charged by institutions in the business of lending money for similar types of loans.

4. FORM 5500

Certain items in the Plan’s financial statements are treated differently for tax purposes and reporting under the Plan’s Annual Return/Report of Employee Benefit Plan (“Form 5500”). At December 31, 2005, the following differences exist between financial and tax reporting:

	Plan Financial Statements	Plan Form 5500
Loans to participants	$368,437	$367,537
Dividend and interest income	40,096	19,833
Interest on loans	17,342	17,405
Net realized and unrealized loss	(130,987)	(110,724)
Certain deemed distributions	—	(963)

THE PEP BOYS SAVINGS PLAN - PUERTO RICO
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005

Identity of Issue		Description		Cost	Current Value
RVST Stable Capital Fund II	*	Mutual Fund	23,794 shares	$427,103	$445,201
RVST Equity Index Fund II	*	Mutual Fund	7,102 shares	233,643	260,220
Pep Boys Stock Fund
The Pep Boys — Manny, Moe and Jack Common Stock	*		72,010 shares	820,796	1,072,229
RVST Money Market I	*		18,379 shares	18,379	18,379
Fidelity Freedom 2010 Fund		Mutual Fund	11,980 shares	159,571	168,317
Fidelity Freedom 2020 Fund		Mutual Fund	19 shares	278	280
Fidelity Freedom 2030 Fund		Mutual Fund	18 shares	277	281
Fidelity Freedom 2040 Fund		Mutual Fund	104 shares	859	919
PIMCO Total Return Fund (Institutional Shares)		Mutual Fund	2,957 shares	31,608	31,045
RVS Small Company Index Fund (Class Y)	*	Mutual Fund	7,584 shares	59,177	63,860
Templeton Foreign Fund (Class A)		Mutual Fund	11,058 shares	134,545	140,214
Loans to participants	*	Interest rates of 5.00% to 10.50% maturing from 2005-2022		368,437	368,437
				$2,254,673	$2,569,382

* Indicates party-in-interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

THE PEP BOYS SAVINGS PLAN - PUERTO RICO

DATE: June 28, 2006	BY:	/s/Bernard K. McElroy
Bernard K. McElroy
Chairman- Administrative Committee

EXHIBIT INDEX

Exhibit No.	Item
23	Consent of Deloitte & Touche LLP